RECEIVED
2006 MAR 15 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Fin[illegible]
450 Fifth Street, N.W.
Washington, DC 20549
United States



06011667

SUPPL

Vernier, 13 March 2006
RG/rmj6679
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached, for your information, the Annual Information Update which was sent by Givaudan SA to the SWX Swiss Stock Exchange and to the London Stock Exchange (acting as Regulatory Information Service).

The information contained in this document reflects the information that has been sent to you on a regular basis between the 1st January 2005 and 13th March 2006.

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA



P. de Rougemont



R. Garavagno

PROCESSED
MAR 15 2006
THOMSON FINANCIAL



Enclosure mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

Givaudan

Givaudan SA
5, chemin de la Parfumerie
1214 Vernier
Switzerland

Date : 13 March 2006

ANNUAL INFORMATION UPDATE
GIVAUDAN SA

In accordance with Art. 24 of the Additional Rules for the Listing on the SWX "EU-Compatible" Segment, Givaudan SA provides hereby its Annual Information Update relating to information that has been published from 1st January 2005 until the 13 March 2006.

Although the information provided hereby was up to date at the time of its publication, some of it may now be out of date.

The information is classified and presented as follows:

Media Releases
Full text provided hereby.

Annual and semi annual reports
Table of contents provided hereby. Full text can be found on Givaudan.com's investor center.

Management transactions
All disclosures relating to management transactions can be found on the SWX Swiss Exchange website at *www.swx.com/admission/being_public/mtrans/publication_en.html.*

Shareholding disclosure
All shareholding disclosure information concerning Givaudan can be found on the SWX Swiss Exchange website at
www.swx.com/admission/being_public/disclosure/major_shareholders_en.html?fromDate=19980101&issuer=Givaudan+SA

Invitations to the Annual General Meeting / Notices of dividend payment
Full text provided hereby.

General commercial information (abstracts from Commercial Register, public notices)
Full text provided hereby.

Other general information relating to Givaudan SA may be found on SWX Swiss Exchange Website at
www.swx.com/admission/listing/equity_market/issuer_information_en.html?id=11181